# Wash Club LA, LLC

## Balance Sheet

### As of July 31, 2021

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Wash Club LA (6132) | 13,693.77 |
| **Total Bank Accounts** | **$13,693.77** |
| Accounts Receivable | |
| Account Receivable- Amazon | 176,560.59 |
| **Total Accounts Receivable** | **$176,560.59** |
| **Total Current Assets** | **$190,254.36** |
| Fixed Assets | |
| Accum. Depreciation | -27,467.00 |
| Equipment | 27,467.12 |
| **Total Fixed Assets** | **$0.12** |
| **TOTAL ASSETS** | **$190,254.48** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| Chase CC 4826 | 13,621.05 |
| **Total Credit Cards** | **$13,621.05** |
| Other Current Liabilities | |
| Inter-company Loan | |
| Due To From Daly Laundry | -472.18 |
| Due To From Hawthorne Coin Laundries | -13,000.00 |
| Due To From R & R Laundries | -23,508.32 |
| Due To From Wash on Western | -103,256.89 |
| Due To From Weho Wash | 41,226.61 |
| Due To From Weho Wash Express | 5,600.00 |
| **Total Inter-company Loan** | **-93,410.78** |
| Payroll Liability | 2,799.70 |
| PPP Loan | 62,062.20 |
| SBA Loan | 78,000.00 |
| **Total Other Current Liabilities** | **$49,451.12** |
| **Total Current Liabilities** | **$63,072.17** |
| **Total Liabilities** | **$63,072.17** |
| Equity | |
| Owner Draw | -19,687.03 |
| Owner's Pay & Personal Expenses | -146,272.75 |
| Retained Earnings | -37,732.85 |
| Net Income | 330,874.94 |
| **Total Equity** | **$127,182.31** |
| **TOTAL LIABILITIES AND EQUITY** | **$190,254.48** |

# Wash Club LA, LLC

## Profit and Loss
### January - July, 2021

| | TOTAL |
|---|---:|
| Income | |
| Amazon | 413,828.56 |
| Sales | 274,094.31 |
| **Total Income** | **$687,922.87** |
| Cost of Goods Sold | |
| Cost of Goods Sold | 52.26 |
| Supplies | 19,247.51 |
| **Total Cost of Goods Sold** | **$19,299.77** |
| GROSS PROFIT | **$668,623.10** |
| Expenses | |
| Advertising & Marketing | 11,856.96 |
| Ask My Accountant | 7,310.66 |
| Auto Expenses | 4,768.08 |
| Fuel | 4,852.12 |
| **Total Auto Expenses** | **9,620.20** |
| Bank Charges & Fees | 111.00 |
| Dues & Subscriptions | 3,603.00 |
| Royalties | 14,974.12 |
| **Total Dues & Subscriptions** | **18,577.12** |
| Insurance | 9,458.23 |
| Interest Paid | 3,051.56 |
| Meals & Entertainment | 287.61 |
| Merchant Fees | 7,294.49 |
| Office Supplies & Software | 4,113.66 |
| Outside Services | 271.50 |
| Payroll Expenses | |
| Bonus | 1,608.03 |
| Payroll Processing Fees | 988.00 |
| Payroll Taxes | 19,656.92 |
| Wages | 163,793.21 |
| **Total Payroll Expenses** | **186,046.16** |
| Petty Cash | 2,200.00 |
| Postage & Shipping Expenses | 40.31 |
| Rent & Lease | 25,343.00 |
| Repairs & Maintenance | 8,579.87 |
| Taxes & Licenses | 8,210.63 |
| Telephone | 1,585.46 |
| Travel | 30.90 |

# Wash Club LA, LLC

## Profit and Loss
January - July, 2021

|  | TOTAL |
|---|---:|
| Utilities |  |
|   Electric Expenses | 4,819.56 |
|   Gas | 9,996.52 |
|   LADWP | 12,415.99 |
|   Sewer Expenses | 7,267.45 |
| **Total Utilities** | **34,499.52** |
| **Total Expenses** | **$338,488.84** |
| NET OPERATING INCOME | **$330,134.26** |
| Other Income |  |
|   Other Income | 740.68 |
| **Total Other Income** | **$740.68** |
| NET OTHER INCOME | **$740.68** |
| NET INCOME | **$330,874.94** |

# Wash Club LA, LLC

## Statement of Cash Flows
### January - July, 2021

|  | TOTAL |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | 330,874.94 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Account Receivable- Amazon | -176,560.59 |
| Chase CC 4826 | -7,137.01 |
| Inter-company Loan:Due To From Daly Laundry | -472.18 |
| Inter-company Loan:Due To From Hawthorne Coin Laundries | -5,500.00 |
| Inter-company Loan:Due To From R & R Laundries | -6,611.48 |
| Inter-company Loan:Due To From Wash on Western | -29,301.76 |
| Inter-company Loan:Due To From Weho Wash | 1,300.00 |
| Inter-company Loan:Due To From Weho Wash Express | 3,300.00 |
| PPP Loan | 62,062.20 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-158,920.82** |
| **Net cash provided by operating activities** | **$171,954.12** |
| **FINANCING ACTIVITIES** | |
| Owner Draw | -17,240.92 |
| Owner's Pay & Personal Expenses | -146,272.75 |
| **Net cash provided by financing activities** | **$ -163,513.67** |
| **NET CASH INCREASE FOR PERIOD** | **$8,440.45** |
| Cash at beginning of period | 5,253.32 |
| CASH AT END OF PERIOD | **$13,693.77** |